UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GENPACT LIMITED
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3922B107
(CUSIP Number)

July 21, 2011
(Date of Event Which Requires Filing of this Statement) (Note: This Amendment No. 4 is not required at this time; it is filed voluntarily.)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3922B107	13G	Page 2

1		NAMES OF REPORTING PERSONS GE Capital (Mauritius) Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 19,947,364 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 19,947,364 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 of this Schedule 13G (Amendment No. 4).

CUSIP No. G3922B107	13G	Page 3

1		NAMES OF REPORTING PERSONS GE Capital International (Mauritius)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 of this Schedule 13G (Amendment No. 4).

CUSIP No. G3922B107	13G	Page 4

1		NAMES OF REPORTING PERSONS GE Indian Services Holding Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%(1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 of this Schedule 13G (Amendment No. 4).

CUSIP No. G3922B107	13G	Page 5

1		NAMES OF REPORTING PERSONS GE India Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 of this Schedule 13G (Amendment No. 4).

CUSIP No. G3922B107	13G	Page 6

1		NAMES OF REPORTING PERSONS General Electric Capital Services Indian Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 of this Schedule 13G (Amendment No. 4).

CUSIP No. G3922B107	13G	Page 7

1		NAMES OF REPORTING PERSONS General Electric Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 of this Schedule 13G (Amendment No. 4).

CUSIP No. G3922B107	13G	Page 8

1		NAMES OF REPORTING PERSONS General Electric Capital Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 of this Schedule 13G (Amendment No. 4).

CUSIP No. G3922B107	13G	Page 9

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 of this Schedule 13G (Amendment No. 4).

Item 1(a). Name of Issuer:

Genpact Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Canon's Court, 22 Victoria Street, Hamilton HM, Bermuda

Item 2(a). Name of Person Filing:

This statement is being filed by each of:

GE Capital (Mauritius) Holdings Ltd. (“Holdings”)
GE Capital International (Mauritius) (“International”)
GE Indian Services Holding Private Limited (“Indian Holding”)
GE India Ventures LLC (“India Ventures”)
General Electric Capital Services Indian Investments LLC (“Indian Investments”)
General Electric Capital Corporation (“GECC”)
General Electric Capital Services, Inc. (“GECS”)
General Electric Company (“GE”)

Holdings is owned by GECC, India Ventures and International.  International is owned by India Ventures and Indian Holding, which is a subsidiary of India Ventures, which is a subsidiary of Indian Investments, which is a subsidiary of GECC, which is a subsidiary of GECS, which is a subsidiary of GE.

Holdings, International, Indian Holding, India Ventures, Indian Investments, GECC, GECS and GE are referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business offices of Holdings, International and India Ventures are located at Suite 413-414, Regus Mauritius, Ebene Heights 34, Cybercity, Ebene, Mauritius.  The principal business offices of Indian Holding are located at AIFACS Building, 1 Rafe Marg, New Delhi, 110001 India.  The principal business office of Indian Investments are located at 800 Long Ridge Road, Stamford, CT 06927.  The principal business office of GECC is located at 901 Main Avenue, Norwalk, CT 06851.  The principal business offices of GECS and GE are located at 3135 Easton Turnpike, Fairfield, CT 06828.

Item 2(c). Citizenship:

Each of Holdings, International and India Ventures is a Mauritius company.  Indian Holding is an Indian company.  Indian Investments is a Delaware limited liability company.  Each of GECC and GECS is a Delaware corporation.  GE is a New York corporation.

Item 2(d). Title and Class of Securities:

Common Shares, par value $0.01 per share (the “Common Shares”)

Item 2(e). CUSIP Number:

G3922B107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)-(c)  The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

As of July 21, 2011, Holdings was the direct beneficial owner of 19,947,364 Common Shares of the Issuer.  GE and the other Reporting Persons, indirectly through subsidiaries, may be deemed to have beneficial ownership of these shares.  Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares of the Issuer, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Based on 221,149,954 Common Shares outstanding as of May 5, 2011 (according to the Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2011), the 19,947,364 Common Shares directly held by Holdings represents approximately 9.0% of the outstanding Common Shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Shares, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Holdings is a party to an internal cash-settled swap arrangement with an indirect wholly-owned subsidiary of GECC as the counterparty relating to 19,947,364 notional Common Shares (the “referenced assets”) having a reference price of $15.53 per notional share.  Following the swap’s maturity (March 24, 2015) or the date of earlier acceleration thereof, Holdings will be obligated to pay the counterparty in cash an amount determined by reference to price appreciation above the reference price, and the counterparty will be obligated to pay Holdings in cash an amount determined by reference to price depreciation below the reference price.  In addition, Holdings is obligated to pay the counterparty an amount equal to distributions received on the referenced assets during the term of the swap.  The counterparty neither has nor shares voting or investment power over Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

On June 6, 2011, Holdings ceased to be party to an amended and restated shareholders agreement, as amended, among the Issuer and certain affiliates of General Atlantic, Oak Hill and Wells Fargo.  Accordingly, the Reporting Persons have no rights or obligations under such agreement.

Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it was the beneficial owner of any of the Common Shares of the Issuer covered by the shareholders agreement, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Each Reporting Person expressly disclaims (i) the existence of any group, and (ii) beneficial ownership with respect to any Common Shares other than the Common Shares held directly by such Reporting Person.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a)-(c)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2011

GE CAPITAL (MAURITIUS) HOLDINGS LTD.

By:	/s/ Frank J. Ertl
	Name:	Frank J. Ertl
	Title:	Attorney-in-fact

GE CAPITAL INTERNATIONAL (MAURITIUS)

By:	/s/ Frank J. Ertl
	Name:	Frank J. Ertl
	Title:	Attorney-in-fact

GE INDIAN SERVICES HOLDING PRIVATE LIMITED

By:	/s/ Frank J. Ertl
	Name:	Frank J. Ertl
	Title:	Attorney-in-fact

GE INDIA VENTURES LLC

By:	/s/ Frank J. Ertl
	Name:	Frank J. Ertl
	Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES INDIAN INVESTMENTS LLC

By:	/s/ Frank J. Ertl
	Name:	Frank J. Ertl
	Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Frank J. Ertl
	Name:	Frank J. Ertl
	Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Frank J. Ertl
	Name:	Frank J. Ertl
	Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Frank J. Ertl
	Name:	Frank J. Ertl
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated July 20, 2011, among the Reporting Persons.
2	Power of Attorney (GE Capital (Mauritius) Holdings Ltd.)
3	Power of Attorney (GE Capital International (Mauritius))
4	Power of Attorney (GE Indian Services Holding Private Limited)
5	Power of Attorney (GE India Ventures LLC)
6	Power of Attorney (General Electric Capital Services Indian Investments LLC)
7	Power of Attorney (General Electric Capital Corporation)
8	Power of Attorney (General Electric Capital Services, Inc.)
9	Power of Attorney (General Electric Company)